COMMENTS RECEIVED ON NOVEMBER 3, 2016

FROM CHAD ESKILDSEN

THE NORTH CAROLINA CAPITAL MANAGEMENT TRUST (File Nos. 811-03455 and 002-77169)

1.

Term Portfolio“Financial Highlights”

C:

The Staff noted the portfolio had portfolio turnover (PTO) of 902% in fiscal year 2015 and 0% for the other four years disclosed. The Staff requests we explain why the significant increase in PTO was not discussed in the June 30, 2016 annual report MDFP. In addition, the Staff also noted that disclosure in the August 29, 2015 SAI does not appear to provide a specific reason for the 902% turnover.

R:

Fidelity feels that further explanation was not needed, given that long-term purchase and sale activity in fiscal year 2015 was immaterial (isolated to six transactions representing less than 0.5% of the fund’s total purchases and sales) and had a negligible effect on the fund’s performance, transaction costs, taxable gains and investment outlook.